UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     For the transition period from            to
Commission file number 1-10033
A.	Full title of the plan: Wellman, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wellman, Inc. 1041 521 Corporate Center Drive Fort Mill, South Carolina 29715

Audited Financial Statements and Supplemental Schedule
Wellman, Inc. Retirement Plan
Years Ended December 31, 2005 and 2004

Wellman, Inc. Retirement Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Employee Benefits Committee
Wellman, Inc.
We have audited the accompanying statements of net assets available for benefits of Wellman, Inc. Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefits Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 19, 2006

Wellman, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$146,715,898	$141,214,062
Employer contributions receivable	3,003,679	2,742,343
Accrued income receivable	—	197,582

Net assets available for benefits	$149,719,577	$144,153,987

See accompanying notes.

Wellman, Inc. Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions
Participant contributions	$3,174,798	$2,843,692
Employer contributions	3,995,118	2,742,343
Transfer from Wellman, Inc. Employee Stock Ownership Plan	6,016,625	—

Net investment income:
Interest and dividends	6,318,362	5,418,624
Net appreciation in fair value of investments	245,407	7,063,857

Net investment income	6,563,769	12,482,481

Total additions	19,750,310	18,068,516

Deductions
Distributions to participants	14,165,964	13,996,334
Administrative expenses	18,756	11,688

Total deductions	14,184,720	14,008,022

Increase in net assets available for benefits	5,565,590	4,060,494
Net assets available for benefits at beginning of year	144,153,987	140,093,493

Net assets available for benefits at end of year	$149,719,577	$144,153,987

See accompanying notes.

Wellman, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the Wellman, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all domestic non-bargaining employees of Wellman, Inc. and its subsidiaries (the “Company”) who are age twenty-one or older and who have at least three months of service to be eligible to make employee contributions, and who have at least one year of service to be eligible to receive Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
The Plan includes 401(k), money purchase plan (the “Pension”) and discretionary performance provisions. The Pension component is totally funded by Company contributions. For the 2005 and 2004 plan years, the Company’s Pension contribution was 6% of each participant’s eligible compensation plus an additional 5% of the portion of such compensation in excess of the Social Security taxable wage base but less than the statutory defined contribution plan compensation limits. The Plan has met the minimum funding standards of ERISA and the permitted disparity provisions of the Internal Revenue Code (the “Code”).
The Company also sponsored an Employee Stock Ownership Plan (the “ESOP”) to which eligible employees were permitted to contribute up to 2% of eligible compensation. Employer contributions to the ESOP were suspended as of September 1, 2003, and as of December 31, 2004, the Plan was “frozen” and no further employee or employer contributions were permitted. At this time all ESOP participants became fully vested under the ESOP. The ESOP was terminated as of December 1, 2005.
In connection with the termination of the ESOP, the account balances of non-union employees of the Company who participated in the ESOP were transferred from the ESOP to the Plan. This resulted in an increase in Plan assets of $6,016,625 and a corresponding decrease in the ESOP assets.

Wellman, Inc. Retirement Plan
Notes to Financial Statement (continued)
1. Description of the Plan (continued)
For the 2005 plan year, participants could contribute to their 401(k) accounts (as maintained under the Plan) 1% to 50%, on a before-tax or after-tax basis of their compensation through payroll deductions up to the maximum stated amount per calendar year defined by the Code. For the 2004 Plan year, participants could contribute to their 401(k) accounts (as maintained under both the Plan and the ESOP) 1% to 17% on a similar basis. The Plan also imposes limits on the compensation of highly compensated employees so the actual contributions to the Plan do not discriminate in favor of these participants.
In the event a participant elected to contribute to the Plan on a before-tax basis, the Company contributed $.50 for each $1.00 of the participant’s contribution on the first 4% and $1.00 for each $1.00 of the participant’s contribution up to the next 1%, of the participant’s eligible compensation by pay period through September 1, 2003. On September 1, 2003 matching contributions to the Plan were suspended. On January 1, 2005 matching contributions to the Plan were reinstated with the same formula as before. Participants who have attained age 50 before the end of the Plan year and who are making the maximum allowable contributions either under the Code or under the Plan are eligible to make catch-up contributions.
The performance plan provision of the Plan is funded by Company contributions at the discretion of the Company. The Company may contribute that amount for a given plan year as designated by the Company’s Board of Directors. No performance contribution was made in 2005 or 2004.
The annual additions to a participant’s accounts under the Plan and the ESOP are limited by the Code to the lesser of $42,000 or 100% of the participant’s gross compensation. The Plan and the ESOP further limit annual additions.
Vesting
A participant’s Pension account is 100% vested upon completion of five years of vesting service with the Company. A participant’s 401(k) account attributable to before-tax and after-tax contributions by the participant and matching contributions is immediately 100% vested. The portion of the participant’s 401(k) account, if any, attributable to the Company’s discretionary performance contributions is 100% vested after three years of service. A participant is also automatically 100% vested in all accounts under the Plan at age 65 or upon death or disability while employed by the Company.

Wellman, Inc. Retirement Plan
Notes to Financial Statement (continued)
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the Company’s contributions, the participant’s contributions, and Plan earnings based on the participant’s investment fund choices and the performance of those funds. Such earnings are net of any third-party fees charged to the plan participants in connection with their investments. Forfeited balances of terminated participants’ nonvested accounts may be used to reduce future Company contributions or to pay certain plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeitures were $58,894 and $83,547 for the years ended December 31, 2005 and 2004, respectively.
Participant Loans
Effective January 1, 2002, the Plan was amended to allow participant loans. Participants may borrow from the Plan a minimum initial loan amount of $1,000 and a maximum loan amount equal to the lesser of 50% of their vested balance (excluding pension accounts) or $50,000. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate based upon National City Bank’s prime rate.
Payment of Benefits
Upon retirement at or after age 65, or earlier if the participant dies, becomes disabled, or terminates employment, the vested balance in the participant’s account is paid to the participant or the participant’s beneficiaries in the form of either a lump-sum distribution, substantially equal annual installments, or a nontransferable annuity contract.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will have a fully-vested nonforfeitable interest in their share of the trust fund.

Wellman, Inc. Retirement Plan
Notes to Financial Statement (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments and Income Recognition
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.
Investment contracts held by the Plan are recorded at their contract values, which approximate fair value, and represent contributions and reinvested income, less any withdrawals plus accrued interest because these investments have fully benefit-responsive features.
Purchases and sales of investments are reflected on the trade dates. Gains and losses on the sale of investments are based on the average cost of the investments. Income from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.
Administrative Expenses
The Company has paid all trustee and record keeping administrative expenses of the Plan; however, the plan was amended in 2004 so that forfeitures can be used to pay certain plan expenses; however, certain brokerage commissions and fees associated with participant loans and in-service withdrawals are paid by the participant. Also, the Plan’s investment funds charge management fees to all shareholders of the respective funds, including those Plan participants who are invested in such funds through the Plan.

Wellman, Inc. Retirement Plan
Notes to Financial Statement (continued)
3. Investments
During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value by $245,407 and $7,063,857, respectively, as follows:

	Years Ended December 31
	2005	2004
Investments at fair value as determined by quoted market price:
Shares of registered investment companies	$2,414,795	$6,680,518
Common Stock	(2,169,388)	383,339

	$245,407	$7,063,857

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2005	2004

Vanguard Institutional Index Fund	$23,288,831	$26,487,538
ABN AMRO Income Plus Fund	32,985,179	32,934,972
Wellman, Inc. Common Stock	12,544,145	7,460,227
Growth Fund of America	25,123,733	23,997,344
MFS Total Return Fund	17,717,918	18,084,060
Wells Fargo Adviser Small Cap Value Fund	9,980,489	6,101,335
Participants that invest in the ABN AMRO Income Plus Fund are making an investment that has its yield determined based on the yield of this fund and the yield of the following investment contracts held by the trust with a value of $5,702,874 and $7,726,128 as of December 31, 2005 and 2004, respectively. Therefore, the aggregate value of the combined investment was $38,688,053 and $40,661,100 as of December 31, 2005 and 2004, respectively.

		December 31
		2005	2004

John Hancock Ins. Co.	Matures 03/06/2006	5.77%	5.77%
Mass Mutual Life Ins. Co.	Matures 07/14/2006	5.67%	5.67%
Pacific Life Ins. Co.	Matures 10/17/2005	—	5.51%
Principal Life Ins. Co.	Matures 04/15/2006	5.62%	5.62%

Wellman, Inc. Retirement Plan
Notes to Financial Statement (continued)
4. Transactions with Parties-in-Interest
Certain investments held by the Plan represent party-in-interest transactions with the trustee. National City Bank is trustee of the Plan and two mutual funds affiliated with National City Bank are investment choices in the Plan. These are the Allegiant Small Cap Value I Fund and the Allegiant Government Mortgage Fund I. The Plan offers Wellman, Inc. common stock as an investment option for participants. All transactions of Wellman, Inc. common stock bought or sold pursuant to Plan are effected on the open market by the trustee.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employee Benefits Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Wellman, Inc. Retirement Plan
EIN: 04-1671740
Plan Number: 002
Schedule H Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2005

	(c)
(b)	Description of Investment Including	(e)
Identity of Issue, Borrower,	Maturity Date, Rate of Intererst,	Current
(a) Lessor or Similar Party	Collateral, Par or Maturity Value	Value

Shares of Registered Investment Companies:
Vanguard Institutional Index Fund	204,270 units	$23,288,831
PIMCO Total Return Fund	426,201 units	4,475,108
MFS Total Return Fund	1,152,760 units	17,717,918
AIM Basic Value Fund	86,515 units	2,960,539
Growth Fund of America	814,120 units	25,123,733
Allegiant Multi-Factor Small Cap Value Fund	199,782 units	3,833,826
Allegiant Government Mortgage Fund	168,750 units	1,538,998
ING International Value Fund	291,213 units	5,206,890
Wells Fargo Advisor Small Cap Value Fund	330,808 units	9,980,489
ABN AMRO Income Plus Fund	32,985,179 units	32,985,179

		127,111,511

*Wellman, Inc.	1,850,167 shares of Common Stock	12,544,145

*Loans to Participants	Interest rates from 6.00% to 9.00%	1,357,368

Guaranteed Investment Contracts:
John Hancock Ins. Co.	Matures 03/06/2006; 5.77% per annum	1,570,780
Mass Mutual Life Ins. Co.	Matures 07/14/2006; 5.67% per annum	2,052,349
Principal Life Ins. Co.	Matures 04/15/2006; 5.62% per annum	2,079,745

		5,702,874

Total		$146,715,898

*Indicates party-in-interest to the Plan.
Note: Column (d) is not presented as all investments are participant directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLMAN, INC. RETIREMENT PLAN
By:	WELLMAN, INC. EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Keith R. Phillips
	Name:	Keith R. Phillips
	Title:	Member

Date: June 26, 2006